[redacted]

09058970

ABX 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITI
SECURITIES AND EX
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILO PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 14th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN RUMSEY (415) 677-0309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010, (Address) SAN JOSE (City) CA (State) 95113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/25

OATH OR AFFIRMATION

I, JOHN RUMSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILO PARTNERS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

BRIEANNE NOELLE TRAUBE
Commission # 1770834
Notary Public - California
San Francisco County
My Comm. Expires Sep 29, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUILO PARTNERS, INC.

FINANCIAL STATEMENTS

December 31, 2008

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of *Aquilo Partners, Inc.* (the Company) as of December 31, 2008, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of *Aquilo Partners, Inc.* as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
February 24, 2009

AQUILO PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Current assets:	
Cash and cash equivalents	$ 2,929,873
Fees receivable	595,633
Other assets	103,943
Total current assets	3,629,449
Investments	587,507
Property and equipment, net of accumulated depreciation	37,941
Total assets	$ 4,254,897
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 76,225
Accrued expenses	172,447
Accrued income taxes	9,582
Total liabilities	258,254
Commitments	
Stockholders' equity:	
Common stock, $.0001 par value; 30,000,000 shares authorized; 501,873 shares issued and outstanding	50
Paid-in capital	272,203
Retained earnings	3,724,390
Total stockholders' equity	3,996,643
Total liabilities and stockholders' equity	$ 4,254,897

See notes to financial statement.

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aquilo Partners, Inc. (the Company) was incorporated in California in March 2001. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Fees Receivable

Fees receivable are uncollateralized obligations due to the Company. Fees are recognized in accordance with contract terms.

Fees receivable are due under normal trade terms. In the past, the Company has not experienced problems with collections and therefore, no interest is incurred on delinquent accounts, nor is there a policy regarding when an account is considered delinquent.

Payments of fees receivable are allocated to specific contracts. Included in fees receivable are warrants and stock receivable in consideration for services provided.

The Company uses the allowance method to account for uncollectible receivables. Based on past collection experience, it has not been considered necessary to set up an allowance account.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Investments

Investments are classified in one of three categories - held-to-maturity, trading, and available-for-sale. Only debt securities can be classified as held-to-maturity and they are measured at amortized cost. Debt or equity securities can be classified as trading or available-for-sale securities which are stated at fair market value. All investments are available-for-sale, in case of a market value change, any gain or loss will be reported on the statement of income.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

For the year ended December 31, 2008, the Company's management does not believe it has instruments that meet level 1 or level 2 designations.

Property and Equipment

Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Depreciation is calculated using accelerated rates for tax purposes. Modified Accelerated Cost Recovery System rates are applied for federal and California tax purposes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. California law is much the same as federal with the exception that the Company is subject to a 1.5% tax or a minimum tax of $800, whichever is greater. Accordingly, the tax provision on the Company's books reflects only the state tax liability.

Concentrations of Credit Risk

Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on and cash equivalents.

Concentrations

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. During 2008, substantially all of the Company's revenue was based on four contracts.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which the potential customers operate.

2. INVESTMENTS AND FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair market value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies. The following table presents information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2008, are as follows:

	Level 3 Beginning Balance January 1, 2008	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2008	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2008
Investments in securities, at fair value	$ 342,555	$ (37,535)	$ 282,487	$ -	$ 587,507	$ 58,169

Realized and unrealized gains and losses are included in the net realized and unrealized loss on investments in the statement of income. The change in unrealized gains (losses) for investments still held at December 31, 2008 are reflected in investments in the statement of financial condition.

The Company is holding warrants to purchase common stock in various privately held companies. These warrants were received in consideration for services provided. The investments are not traded on a national exchange. The warrants expire between 2009 and 2012. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation, including factors such as risk-free rate based on the ten-year U.S. Treasury yield and volatility rates based on similar life science companies.

3. PROPERTY AND EQUIPMENT

Furniture and fixtures	$ 58,207
Computer equipment	54,033
	112,240
Less accumulated depreciation	(74,299)
	$ 37,941

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

4. OTHER ASSETS

Reimbursement receivable	$ 43,373
Prepaid expenses	60,570
	$ 103,943

5. RELATED PARTY

Included in accounts payable is $11,775 due to stockholders.

6. PROFIT SHARING PLAN AND PENSION PLAN

Effective December 31, 2005, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determined by the Board of Directors in conformity with provisions of the Employee Retirement Income Security Act of 1974. The Company contributed $158,391 to the profit sharing plan in 2008.

Employees meeting certain age and length of service requirements are covered by a discretionary salary deferral 401(k) plan. Employees may contribute up to the defined statutory limit into the plan. The plan also allows for the Company to make a discretionary matching contribution, to be determined each year by the Company. During 2008, the Company did not make any matching contributions.

7. SUBSEQUENT EVENT

On December 23, 2008, the Board of Directors authorized that all of the assets and liabilities of the Company be contributed to Aquilo Partners, L.P. in exchange for a 1% general partner interest. The transfer of the assets and liabilities occurred on January 1, 2009. The Company has filed an application with FINRA to change to a limited partnership. Management has been advised that notification from FINRA would come only if the application were to be denied. Management does not expect this to occur as all assets and liabilities would remain the same and there is continuity of firm ownership as the stockholders in the S corporation will each become a partner in the new partnership.

AQUILO PARTNERS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

December 31, 2008

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying financial statement of *Aquilo Partners, Inc.* as of December 31, 2008, and have issued our report thereon dated February 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Lautze & Lautze

San Jose, California
February 24, 2009

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2008

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 3,996,643
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) (See Note D)	$ 1,325,024	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		1,325,024
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		2,671,619
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
	Haircuts on certificates of deposit	7,924	7,924
10.	Net Capital		$ 2,663,695

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 17,217
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	17,217
14.	Excess net capital (line 10 less 13)	2,646,478
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	$ 2,637,870

See independent auditors' report for supplementary financial information.

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2008

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition		$ 258,254
17. Add:		
A. Drafts from immediate credit		
B. Market value of securities borrowed from which no equivalent value is paid or credited		
C. Other unrecorded amounts (List) proprietary capital charges		
18. Total aggregate indebtedness		$ 258,254
19. Percentage of total aggregate indebtedness to net capital (line 18 divided by line 10)		10 %

OTHER RATIOS

20. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0 %

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets. Non-allowable assets consist of the following:

Fees receivable	$ 595,633
Other assets	103,943
Investments	587,507
Property and equipment, net of accumulated depreciation	37,941
	$ 1,325,024

(D) Other haircuts consist of amounts calculated on certificates of deposit.

AQUILO PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2008

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2008

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital		Aggregate Indebtedness	
Computation per respondent	$ 2,673,277		$ 248,672	
Differences:				
Income tax expense	(9,582)		-	
Accrued income taxes	-		9,582	
Computation per Schedule I	$ 2,663,695	(1)	$ 258,254	(2)

(1) Differences arose from net audit adjustments relating to California franchise tax expense.

(2) Differences arose from net audit adjustments relating to accrued income taxes.

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

303 Second Street, Suite 950, San Francisco, CA 94107-1327 • Tel: (415) 543-6900 • Fax: (415) 543-7240
111 West St. John Street, Suite 1010, San Jose, CA 95113-1123 • Tel: (408) 918-0900 • Fax: (408) 918-0915
www.lautze.com